Mail Stop 3561

                                                               March 6, 2019


    Adeline Gu
    Chief Financial Officer
    China Recycling Energy Corporation
    4/F, Tower C
    Rong Cheng Yun Gu Building
    Keji 3rd Road, Yanta District
    Xi'an City, Shaanxi Province
    China 710075

            Re:    China Recycling Energy Corporation
                   Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 13, 2018
                   Response Dated March 5, 2019
                   File No. 1-34625

    Dear Ms. Gu:

            We have reviewed your March 5, 2019 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

           After reviewing your response to these comments, we may have additional comments.
    Unless we note otherwise, our references to prior comments are to comments in our February 28,
    2019 letter.
 Adeline Gu
China Recycling Energy Corporation
March 6, 2019
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 8. Financial Statements and Supplementary Data

1. Organization and Description of Business

Erdos TCH   Joint Venture, page F-6

    1. We reviewed your response to comment 1 in our letter dated February 28, 2019. We did not communicate any position regarding the classification of the modified lease. As previously requested, please explain to us why accounting for the modified lease as an operating lease is appropriate.

Response Dated February 22, 2019

    2. We reviewed your response to comment 2 in our letter dated February 28, 2019. We understand that the impairment charge was classified as non-operating expense.
       However, it appears the impairment charge should be classified as an operating expense.
       As previously requested, please tell us your basis for classifying the "Impairment loss of net investment receivable" as a non-operating expense.

       You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202)
551-3344 with any questions.


                                                            Sincerely,

                                                            /s/ William H.
Thompson

                                                            William H. Thompson
                                                            Accounting Branch
Chief
                                                            Office of Consumer
Products